Exhibit 99.1

For Immediate Release

BCE completes acquisition of Ziply Fiber, accelerating its fibre growth strategy

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

●	Acquisition expands Bell’s fibre footprint into the United States by 1.4 million locations, cementing its position as the third-largest fibre Internet provider in North America
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Strategic partnership with Public Sector Pension Investment Board (PSP Investments) to develop fibre infrastructure through Ziply Fiber; enabling Bell to potentially reach up to 8 million locations in the U.S.

Montréal, August 1, 2025 – BCE Inc. (TSX: BCE) (NYSE: BCE) today announced that it has successfully completed its acquisition of Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the United States for C$5.0 billion (U.S. $3.65 billion) in cash, and the assumption of outstanding net debt of approximately C$2.6 billion at closing.

To accelerate expansion into the U.S. market, BCE and PSP Investments announced earlier this year a strategic partnership to create Network FiberCo. Combined with the completion of the Ziply Fiber acquisition, this long-term strategic partnership will enable Bell to potentially reach up to 8 million fibre locations in the U.S., reinforcing its position as the third-largest fibre Internet provider in North America.

The acquisition financing was supported by the proceeds of the sale of BCE’s minority stake in MLSE completed on July 1, 2025. This transaction marked the conversion of BCE’s passive interest in MLSE into a core business growth driver.

Ziply Fiber will operate as a separate business unit and will continue to be headquartered in Kirkland, Washington, with its existing management team and highly skilled workforce in alignment with Bell’s strategic priority of building the best fibre Internet networks. Together, Bell and Ziply Fiber will offer enhanced value for existing and new customers in both Canada and the United States as demand for faster, more reliable Internet continues to grow.

BCE will update its 2025 financial guidance targets to reflect the Ziply Fiber acquisition when it reports Q2 2025 results on August 7.

Quotes

“The acquisition of Ziply Fiber marks a key milestone in our fibre growth strategy by establishing a significant foothold in the attractive U.S. market. By combining Bell’s deep fibre expertise with Ziply Fiber’s experienced management team and ambitious expansion plans, we are creating a powerful platform for long-term growth, scale and geographic diversification that positions us to unlock significant value for our shareholders.”

-	Mirko Bibic, President & CEO, BCE Inc. and Bell Canada

“Bell’s culture, vision and long-term strategy supports and amplifies our purpose to deliver the best and fastest fiber network with a refreshingly great customer experience. We’re excited to accelerate and expand our fiber build to reach more communities and provide the connectivity and service they deserve.”

-	Harold Zeitz, CEO, Ziply Fiber

About BCE

BCE is Canada’s largest communications company,1 providing advanced Bell broadband Internet, wireless, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

1 Based on total revenue and total combined customer connections.

About Ziply Fiber

Ziply Fiber, home to America’s Fastest Home Internet – 50 Gig, is an independent business unit of Bell Canada, a wholly-owned subsidiary of BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company. Founded in 2020 and headquartered in Kirkland, Washington, Ziply Fiber’s Northwest roots include a senior leadership team that has lived and worked in the communities we serve. That local market mindset and history are important parts of the company culture and vision for the future. More information on the company’s products and services can be found at ziplyfiber.com.

Media inquiries:

Ellen Murphy

media@bell.ca

Ryan Luckin

ryan.luckin@ziply.com

Investor inquiries:

Krishna Somers

krishna.somers@bell.ca

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements, including statements relating to: the acquisition of Northwest Fiber Holdco, LLC (doing business as Ziply

Fiber (Ziply Fiber)); certain potential benefits expected to result from this acquisition including the U.S. fibre market growth platform expected to be provided by Ziply Fiber and long-term value creation expected to result for BCE’s shareholders; the formation of Network FiberCo, a long-term strategic partnership to accelerate the development of fibre infrastructure through Ziply Fiber in the United States (U.S.); certain potential benefits expected to result from the formation of this strategic partnership including the future deployment of targeted fibre locations in the U.S.; BCE’s growth prospects, business outlook, objectives, plans and strategic priorities; and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the benefits expected to result from the acquisition of Ziply Fiber, as well as from the formation of Network FiberCo, including the future deployment of targeted fibre locations in the U.S. Readers are cautioned that such information may not be appropriate for other purposes. There can be no assurance that the potential benefits expected to result from the acquisition of Ziply Fiber, as well as from the formation of Network FiberCo, including the future deployment of targeted fibre locations in the U.S., will be realized. For additional information on assumptions and risks underlying certain of our forward-looking statements made in this news release, please consult BCE’s 2024 Annual MD&A dated March 6, 2025, BCE’s 2025 First Quarter MD&A dated May 7, 2025 and BCE’s news release dated May 8, 2025 announcing its financial results for the first quarter of 2025, filed with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.